Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151058
PROSPECTUS
$80,000,000

Offer to Exchange
All Outstanding 8.875% Senior Notes Due 2012 Originally Issued April 2008
For 8.875% Senior Notes Due 2012
of
Polyone Corporation

This Exchange Offer Will Expire At 5:00 P.M.,
New York City Time, on July 8, 2008

The Exchange Notes

•	The terms of the notes to be issued, which we refer to as the exchange notes, are substantially identical to the outstanding notes that we issued on April 10, 2008, which we refer to as the outstanding notes, except for transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes that will not apply to the exchange notes.

•	Interest on the exchange notes accrues at the rate of 8.875% per year, payable semi-annually in cash on May 1 and November 1, with the first payment on November 1, 2008.

•	The exchange notes will be our senior, unsecured obligations and rank equally with our other senior unsecured indebtedness and will be effectively subordinated to the obligations of our subsidiaries.

Material Terms of the Exchange Offer

•	Expires at 5:00 p.m., New York City time, on July 8, 2008, unless extended.

•	This exchange offer is not subject to any condition other than that it must not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

•	All outstanding notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of notes that are registered under the Securities Act of 1933.

•	Tenders of outstanding notes may be withdrawn at any time before the expiration of the exchange offer.

•	We will not receive any cash proceeds from the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

Please consider carefully the “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 4, 2008.

REFERENCES TO ADDITIONAL INFORMATION

This prospectus incorporates important business and financial information about PolyOne Corporation that is not included in or delivered with this prospectus. You may obtain documents that are filed by PolyOne Corporation with the Securities and Exchange Commission and incorporated by reference into this prospectus without charge by requesting the documents, in writing or by telephone, from the Securities and Exchange Commission or:

PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012
Attention: Lisa K. Kunkle, Secretary
Telephone: (440) 930-1318

If you would like to request copies of these documents without charge, please do so by June 30, 2008 to receive them before the expiration of the exchange offer. See “Where You Can Find More Information.”

INDUSTRY, RANKING AND OTHER DATA

The data included or incorporated by reference in this prospectus regarding industries and ranking, including the size of specific industries and our position and the position of our competitors within these industries, are based on independent industry publications or other published industry sources and our estimates. Our estimates are based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the industries in which we operate and our management’s knowledge and experience. Although we have not independently verified the accuracy of these estimates, we believe these estimates to be accurate as of the date of this prospectus.

SUMMARY

The following summary contains information about PolyOne and this exchange offer and may not contain all of the information that may be important to you in making a decision to exchange any outstanding notes. For a more complete understanding of PolyOne and this exchange offer, we urge you to read carefully this entire prospectus and the documents incorporated by reference, including the “Risk Factors” and “Forward-Looking Statements” sections and our consolidated financial statements and the notes to those statements. Unless the context otherwise indicates, the terms “PolyOne,” “we,” “our” and “us” as used in this prospectus refer to PolyOne Corporation and its consolidated subsidiaries.

PolyOne Corporation

We are a leading global provider of specialized polymer materials, services and solutions with operations in thermoplastic compounds, specialty polymer services formulations, color and additive systems, thermoplastic resin distribution and specialty polyvinyl chloride, or PVC, resins with equity investments in manufacturers of caustic soda and chlorine, and PVC compound products and in a formulator of polyurethane compounds. We provide value to our customers through our ability to link our knowledge of polymers and formulation technology with our manufacturing and supply chain processes to provide an essential link between large chemical producers (our raw material suppliers) and designers, assemblers and processors of plastics (our customers). We believe that large chemical producers are increasingly outsourcing less-than-railcar business; polymer and additive producers need multiple channels to market; processors continue to outsource compounding; and international companies need suppliers with global reach. Our goal is to provide our customers with specialized material and service solutions through our global reach and product platforms, low-cost manufacturing operations, a fully integrated information technology network, broad market knowledge and raw material procurement leverage. Our end markets are primarily in the building materials, wire and cable, automotive, durable goods, packaging, electrical and electronics, medical and telecommunications markets, as well as many industrial applications.

For the fiscal year ended December 31, 2007, we had revenues of $2.6 billion and net income of $11.4 million. For the quarter ended March 31, 2008, we had revenues of $713.7 million and net income of $6.5 million.

Historically, we operated within four reportable segments: Vinyl Business, International Color and Engineered Materials, PolyOne Distribution, and Resin and Intermediates. All Other was comprised of the remaining operating segments and included North American Engineered Materials, Color and Additives, North American Producer Services, and Specialty Inks and Polymer Systems operating segments.

As of March 20, 2008, we operate within five reportable segments: Vinyl Business, International Color and Engineered Materials, PolyOne Distribution, Resin and Intermediates, and Specialty Engineered Materials. All Other is comprised of the remaining operating segments and includes North American Color and Additives, Producer Services, and Specialty Inks and Polymer Systems operating segments. In April 2008, we changed the name of the Vinyl Business operating segment to the Geon Performance Polymers operating segment.

Geon Performance Polymers

Our Geon Performance Polymers operating segment is a global leader, offering an array of products and services for vinyl coating, molding and extrusion processors. Our product offerings include: rigid, flexible and dry blend vinyl compounds; industry-leading dispersion, blending and specialty suspension grade vinyl resins; and specialty coating materials based largely on vinyl. These products are sold to a wide variety of manufacturers of plastic parts and consumer-oriented products. We also offer a wide range of services to the customer base utilizing these products to meet the ever changing needs of our multi-market customer base. These services include materials testing and component analysis, custom compound development, colorant and additive services, design assistance, structural analyses, process simulations and extruder screw design.

Much of the revenue and income for the Geon Performance Polymers is generated in North America. However, production and sales in Asia and Europe constitute a minor but growing portion of this segment. In addition, PolyOne owns 50% of a joint venture producing and marketing vinyl compounds in Latin America.

Vinyl is one of the most widely used plastics, utilized in a wide range of applications in building and construction, wire and cable, consumer and recreation markets, automotive, packaging and healthcare. Vinyl resin can be combined with a broad range of additives, resulting in performance versatility, particularly when fire resistance, chemical resistance or weatherability is required. We believe we are well-positioned to meet the stringent quality, service and innovation requirements of this diverse and highly competitive marketplace.

International Color and Engineered Materials

Our International Color and Engineered Materials operating segment combines the strong regional heritage of our color and additive masterbatches and engineered materials operations to create global capabilities with plants, sales and service facilities located throughout Europe and Asia.

Working in conjunction with our North American Color and Additives and North American Engineered Materials operating segments, we provide solutions that meet our international customers’ demands for both global and local manufacturing, service and technical support.

PolyOne Distribution

Our PolyOne Distribution operating segment distributes more than 3,500 grades of engineering and commodity grade resins, including PolyOne-produced compounds, to the North American market. These products are sold to over 5,000 custom injection molders and extruders who, in turn, convert them into plastic parts that are sold to end-users in a wide range of industries. Representing over 20 major suppliers, we offer our customers a broad product portfolio, just-in-time delivery from multiple stocking locations, and local technical support.

Resin and Intermediates

Our Resin and Intermediates segment consists almost entirely of our 50% equity interest in SunBelt Chlor-Akali Partnership, or SunBelt, and our former 24% equity interest in Oxy Vinyls LP, or OxyVinyls, through its disposition date of July 6, 2007. SunBelt, a producer of chlorine and caustic soda, is a partnership with Olin Corporation. OxyVinyls, a producer of PVC resins, vinyl chloride monomer, or VCM, and chlorine and caustic soda, was a partnership with Occidental Chemical Corporation. In 2007, SunBelt had production capacity of approximately 320 thousand tons of chlorine and 358 thousand tons of caustic soda. Most of the chlorine manufactured by SunBelt is consumed by OxyVinyls to produce PVC resin. Caustic soda is sold on the merchant market to customers in the pulp and paper, chemical, construction and consumer products industries.

Specialty Engineered Materials

Our new Specialty Engineered Materials segment consists of the business of the recently acquired GLS Corporation, or GLS, and our former North American Engineered Materials operating segment. GLS is a global provider of specialty thermoplastic elastomer compounds for consumer and medical applications. Our former North American Engineered Materials operating segment is a leading provider of custom plastic compounding services and solutions for processors of thermoplastic materials across a wide variety of markets and end-use applications including applications currently employing traditional materials such as metal. Our product portfolio, one of the broadest in our industry, includes standard and custom formulated high-performance polymer compounds that we manufacture using a full range of thermoplastic compounds and elastomers, which are then combined with advanced polymer additive, reinforcement, filler, colorant and biomaterial technologies.

Our depth of compounding expertise helps us expand the performance range and structural properties of traditional engineering-grade thermoplastic resins that meet our customers’ unique performance requirements. Our product development and application reach is further enhanced by the capabilities of our North American Engineered Materials Solutions Center, which produces and evaluates prototype and sample parts to help assess end-use performance and guide product development. Our manufacturing capabilities, which include a facility located in Avon Lake, Ohio, are targeted at meeting our customers’ demand for speed, flexibility and critical quality.

All Other

All Other includes our North American Color and Additives, Producer Services, and Specialty Inks and Polymer Systems operating segments.

Our North American Color and Additives operating segment is a leading provider of specialized colorants and additive concentrates that offers an innovative array of colors, special effects and performance-enhancing and eco-friendly solutions. Our color masterbatches contain a high concentration of color pigments and/or additives that are dispersed in a polymer carrier medium and are sold in pellet, liquid, flake or powder form. When combined with non pre-colored base resins, our colorants help our customers achieve a wide array of specialized colors and effects that are targeted at the demands of today’s highly design-oriented consumer and industrial end markets. Our additive masterbatches encompass a wide variety of performance enhancing characteristics and are commonly categorized by the function that they perform, such as UV stabilization, anti-static, chemical blowing, antioxidant and lubricant, and processing enhancement.

Our colorant and additives masterbatches are used in most plastics manufacturing processes, including injection molding, extrusion, sheet, film, rotational molding and blow molding throughout the plastics industry, particularly in the packaging, automotive, consumer, outdoor decking, pipe and wire and cable markets. They are also incorporated into such end-use products as stadium seating, toys, housewares, vinyl siding, pipe, food packaging and medical packaging.

Our Producer Services operating segment offers custom compounding services to resin producers and processors that design and develop their own compound recipes. We also offer a complete product line of custom black masterbatch products for use in the pressure pipe industry. Customers often require high quality, cost effective and confidential services. As a strategic and integrated supply chain partner, Producer Services offers resin producers a way to develop custom products for niche markets by using our compounding expertise and multiple manufacturing platforms.

Our Specialty Inks and Polymer Systems operating segment provides custom-formulated liquid systems that meet a variety of customer needs and chemistries, including vinyl, natural rubber and latex, polyurethane and silicone. Our products and services are designed to meet the specific requirements of our customers’ applications by providing unique solutions to their market needs. Products also include proprietary fabric screen-printing inks, latexes, specialty additives and colorants. Specialty Inks and Polymer Systems serves diversified markets that include recreational and athletic apparel, construction, filtration, outdoor furniture and healthcare. We also have a 50% interest in BayOne Urethane Systems, L.L.C., a joint venture between PolyOne and Bayer Corporation, which sells polyurethane systems into many of the same markets.

Business Strategies

We intend to utilize our resources to strengthen our position as a leading global polymer services provider through the following five components:

Specialization.  In 2006, we began implementing a strategic portfolio transformation toward specialty, value-added business and away from general-use products. We have been divesting assets and resources associated with general-use products in favor of specialty product-focused assets, sales and marketing efforts and research and development capabilities. We believe that specialization differentiates us through value-creating offerings that extend beyond simple material supply to delivering customers the service, technology and innovation they demand. We believe that customers are willing to pay a premium for innovative product solutions customized for their needs and timely delivery of their orders. We leverage our in-depth knowledge of polymers, formulations and polymer processing in an effort to redirect our strategic focus to the most attractive market segments. We believe our product pipeline demonstrates our commitment to innovation and specialization.

Globalization.  Globalization takes us into high-growth markets to which our customers are migrating and positions us to serve them with consistent standards of performance everywhere in the world. Our global footprint allows us to effectively cross-sell our products and leverage globally developed technology within our customer base, providing unique revenue opportunities.

Commercial Excellence.  Commercial excellence governs our activities in the marketplace, where we deliver value to customers by advising on and demonstrating new methods by which to increase their profits and realize growth. We continuously strive to upgrade our sales, marketing and innovation resources in an effort to promote the culture of solving customer problems. Additionally, our professionals are offered compensation packages with incentives for seeking out high margin and high growth business while rationalizing unprofitable business. We believe that our focus on commercial excellence is enhancing sales efficiency and effectiveness.

Operational Excellence.  Operational excellence empowers us to respond to the needs of the customer with a relentless focus on continuously improving our production processes and logistics. We continuously refine within our workforce our culture of lean manufacturing and six sigma production to minimize waste and lead times while maintaining optimal resource utilization and excellent customer delivery. We are launching additional supply chain optimization initiatives with the aim to increase future cost savings.

Organic and Strategic Growth Opportunities.  We intend to continue aligning our specialized product offerings and geographic footprint with high-growth regions and market segments through organic and strategic growth. In January 2008, we acquired GLS to capitalize on its excellent cultural, product line and technological alignment with us and alignment with our strategies of specialization, globalization, commercial excellence and operational excellence.

Competitive Strengths

A Global Technology Innovator.  We have a broad portfolio of thermoplastic polymer compounds and color concentrates, thermoset elastomer compounds, liquid polymer systems and additives, which allows us to deliver technology-based solutions to meet the specifications of our customers. We believe that this makes us a preferred supplier to customers that have needs for diversified and customized products. Through our comprehensive design and customer-centric support services, we work directly with customers to customize and efficiently deliver the appropriate polymer compound to meet specific end-use applications. In addition, we leverage our global research and development capabilities and market knowledge to create new generations of products and services. Our research and development centers around the world are equipped with state-of-the art analytical, synthesis, polymer characterization and testing equipment. We are accelerating our research and development efforts to support regional customer needs and leveraging the knowledge across our global footprint. In an effort to stimulate innovation, we aim to minimize the number of products that are more than five years old.

Diverse Customers, Industries and Geographic Regions Served.  We believe the extent of our customer, end-market and geographic diversification adds consistency and stability to our free cash flow. In 2007, we served over 11,000 customers across six continents covering a variety of industries, including appliance, building materials, consumer, electrical and electronics, healthcare, industrial, packaging, textiles, transportation and wire & cable. In 2007, no single customer accounted for more than 3% of our consolidated revenues. We believe that our global presence reduces the impact of local market trends on our overall performance. Our recent acquisition of GLS complements our existing customer base with added focus on the consumer non-durables, medical and packaging sectors.

Strong Financial Profile.  From December 31, 2005 to December 31, 2007, we reduced our debt by approximately $309.8 million. We believe that our significant reduction of indebtedness increases our financial flexibility and positions us well to continue to implement our strategic portfolio transformation. The net proceeds of the offering of the outstanding notes were used to reduce a portion of the amount sold under our receivables sale facility, further increasing our liquidity and financial flexibility to pursue our transformation strategy.

Proven Management Team With Extensive Industry Experience.  Our senior management team consists of professionals with significant experience in our company and broad talents and expertise in the polymer services industries. The current team includes individuals that are well-tenured at PolyOne and those that bring extensive industry experience from leading global specialty chemical manufacturers. The current management team has been responsible for the performance to date arising from the implementation of the foregoing strategies.

Recent Developments

On January 2, 2008, we acquired 100% of the outstanding capital stock of GLS. GLS, with sales of $128.8 million (unaudited) for the year ended December 31, 2007, has been fully integrated into the new Specialty Engineered Materials reporting segment. The 2007 operating income for the acquired business before consolidation into PolyOne was $12.2 million (unaudited). We funded the purchase of GLS with a combination of proceeds from our receivables sale facility, borrowings under our revolving credit facility and cash.

Information About PolyOne

We are an Ohio corporation formed on August 31, 2000 by the consolidation of The Geon Company and M.A. Hanna Company. Our principal executive office is located at 33587 Walker Road, Avon Lake, Ohio, and our telephone number is (440) 930-1000. Our common shares are listed on the New York Stock Exchange under the symbol “POL.” Our website address is www.polyone.com. Information on or accessible through our website, other than SEC reports that we specifically incorporate herein by reference, is not a part of this prospectus.

The Exchange Offer

The Exchange Offer	We are offering to exchange $80.0 million in principal amount of our 8.875% senior notes due May 1, 2012, which have been registered under the federal securities laws, for $80.0 million in principal amount of our outstanding unregistered 8.875% senior notes due May 1, 2012, which we issued on April 10, 2008 in a private offering. You have the right to exchange your outstanding notes for exchange notes with substantially identical terms except that:

• the exchange notes have been registered under the Securities Act and will not bear any legend restricting their transfer;

• the exchange notes bear a different CUSIP number from the outstanding notes; and

• the exchange notes will not be entitled to additional interest provisions applicable to the outstanding notes in some circumstances relating to the timing of the exchange offer.

For your outstanding notes to be exchanged, you must properly tender them before the expiration of the exchange offer. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the exchange notes on or promptly after the expiration of the exchange offer.

Registration Rights Agreement	We sold the outstanding notes on April 10, 2008 to an initial purchaser. At that time, we signed a registration rights agreement with that initial purchaser, which requires us to conduct this exchange offer. This exchange offer is intended to satisfy those rights set forth in the registration rights agreement. After the exchange offer is complete, you will not have any further rights under the registration rights agreement, including any right to require us to register any outstanding notes that you do not exchange or to pay you additional interest.

If You Fail to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and indenture governing those notes. In general, you may not offer or sell your outstanding notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on July 8, 2008, unless we decide to extend the expiration date. See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions that we may waive. The exchange offer is not conditioned upon any minimum amount of outstanding notes being tendered for exchange. See “The Exchange Offer — Conditions.”

We reserve the right, subject to applicable law, at any time and from time to time:

• to delay the acceptance of the outstanding notes;

• to terminate the exchange offer if specified conditions have not been satisfied;

• to extend the expiration date of the exchange offer and retain all tendered outstanding notes subject to the right of tendering holders to withdraw their tender of outstanding notes; and

• to waive any condition or otherwise amend the terms of the exchange offer in any respect. See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Procedures for Tendering Notes	If you wish to tender your outstanding notes for exchange, you must:

• complete and sign the enclosed letter of transmittal by following the related instructions; and

• send the letter of transmittal, as directed in the instructions, together with any other required documents, to the exchange agent, either (1) with the outstanding notes to be tendered or (2) in compliance with the specified procedures for guaranteed delivery of the outstanding notes.

Brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

Please do not send your letter of transmittal or certificates representing your outstanding notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See “The Exchange Offer — Exchange Agent.”

Special Procedures for Beneficial Owners	If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your outstanding notes pursuant to the exchange offer. See “The Exchange Offer — Procedures for Tendering.”

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time before the expiration date of the exchange offer by delivering a written notice of your withdrawal to the exchange agent. You must also follow the withdrawal procedures as described under the heading “The Exchange Offer — Withdrawal of Tenders.”

U.S. Federal Income Tax Considerations	The exchange of outstanding notes for the exchange notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Certain Federal Income Tax Considerations Relating to the Exchange Offer and the Exchange Notes.”

Resale of Exchange Notes	We believe that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the federal securities laws, provided that:

• you are acquiring the exchange notes in the ordinary course of business;

• you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

• you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

• you are not a broker-dealer tendering outstanding notes acquired directly from us for your own account;

• you are not one of our affiliates, as defined in Rule 405 of the Securities Act; and

• you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Our belief is based on interpretations by the Staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The Staff has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the Staff would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws.

We do not and will not assume or indemnify you against this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired by such broker-dealer as a result of market-making or other trading activities must agree to deliver a prospectus meeting the requirements of the federal securities laws in connection with any resale of the exchange notes. See “The Exchange Offer — Resale of the Exchange Notes.”

Exchange Agent	The exchange agent for the exchange offer is The Bank of New York Trust Company, N.A. The address, telephone number and facsimile number of the exchange agent are set forth in “The Exchange Offer — Exchange Agent” and in the letter of transmittal.

See “The Exchange Offer” for more detailed information concerning the exchange offer.

The Exchange Notes

Exchange Notes	$80.0 million aggregate principal amount of 8.875% senior notes due 2012. The outstanding notes are an additional issuance of our 8.875% Senior Notes due 2012 and are treated as a single class with the $200,000,000 aggregate principal amount of 8.875% Senior Notes due 2012 originally issued on April 23, 2002, which we refer to as the existing notes. On July 24, 2002, we commenced an offer to exchange 8.875% senior notes due 2012 that were registered under the Securities Act, which we refer to as the registered existing notes, for all of our outstanding existing notes. The exchange notes offered hereby will be identical to the registered existing notes. Collectively, we refer to the existing notes, the registered existing notes, the outstanding notes and the exchange notes throughout this prospectus as “the notes.”

Maturity Date	May 1, 2012

Interest Payment Dates	The exchange notes will bear interest at the rate of 8.875% per year, payable semi-annually in cash, in arrears on May 1 and November 1 of each year, commencing on November 1, 2008.

Ranking	The exchange notes will be our unsecured senior obligations and will not be guaranteed by any of our subsidiaries. Accordingly, the exchange notes will:

• be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness;

• rank equally in right of payment with all of PolyOne’s existing and future unsubordinated indebtedness;

• rank senior in right of payment to all of PolyOne’s existing and future indebtedness that expressly provides for its subordination to the notes; and

• be structurally subordinated to all of the existing and future indebtedness and other liabilities of PolyOne’s subsidiaries.

As of March 31, 2008, on a pro forma basis after giving effect to the offering of the outstanding notes and the application of the net proceeds therefrom, we would have had $501.4 million of consolidated indebtedness outstanding, and our secured indebtedness would have been comprised of $21.4 million of indebtedness (excluding intercompany indebtedness) guaranteed by us on a secured basis under our guarantee and agreement.

As of March 31, 2008, our subsidiaries had $49.6 million of indebtedness outstanding (excluding intercompany indebtedness).

Optional Redemption	We will have the option to redeem the exchange notes at any time at a price equal to the greatest of 100% of the principal amount of the exchange notes and a “make-whole” amount, plus, in each case, any accrued interest to the date of redemption. The “make-whole” amount will be based on a discount rate equal to the yield on a comparable U.S. Treasury security plus 50 basis points. See “Description of the Notes — Optional Redemption.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Risk Factors

You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section entitled “Risk Factors.”

Summary Historical Financial Data

We have derived the following summary consolidated statement of income data for the years ended December 31, 2005, 2006 and 2007 and consolidated balance sheet data as of December 31, 2005, 2006 and 2007 from our audited consolidated financial statements. The summary consolidated statement of income data for the three months ended March 31, 2007 and 2008 and consolidated balance sheet data as of March 31, 2007 and 2008 are derived from our unaudited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of the financial information. The summary historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of PolyOne included in PolyOne’s Annual Report on Form 10-K for the year ended December 31, 2007 and PolyOne’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 incorporated by reference into this prospectus.

Year Ended December 31,	Three Months Ended March 31,
2005	2006	2007	2007	2008
(Unaudited)
(In millions)

Consolidated statements of income data:
Sales	$2,450.6	$2,622.4	$2,642.7	$657.8	$713.7
Operating costs and expenses:
Cost of sales	(2,155.7)	(2,284.1)	(2,337.3)	(563.6)	(617.4)
Selling and administrative	(182.8)	(202.6)	(241.8)	(60.1)	(68.5)
Depreciation and amortization	(50.7)	(57.1)	(57.4)	(14.1)	(15.8)
Income from equity affiliates and minority interest	79.9	112.0	27.7	6.5	8.1

Operating income	141.3	190.6	33.9	26.5	20.1
Interest expense, net	(66.2)	(63.1)	(46.9)	(14.4)	(8.4)
Premium on early extinguishment of long-term debt	—	(4.4)	(12.8)	—	—
Other expense, net	(5.3)	(2.8)	(6.6)	(0.9)	(2.0)

Income (loss) before income taxes and discontinued operations	69.8	120.3	(32.4)	11.2	9.7
Income tax benefit (expense)	(6.6)	5.3	43.8	(3.8)	(3.2)

Income before discontinued operations	$63.2	$125.6	$11.4	$7.4	$6.5

Balance sheet data (as of period end):
Cash and cash equivalents	$32.8	$66.2	$79.4	$67.1	$59.2
Current assets	613.5	669.3	683.8	733.7	700.1
Property, net	436.0	442.4	449.7	437.3	468.9
Goodwill and other intangibles	297.6	296.4	295.5	295.9	405.2
Total assets	1,695.3	1,780.8	1,583.0	1,843.3	1,731.5
Current liabilities	334.0	341.8	373.6	394.2	515.2
Total debt	646.5	595.4	336.7	595.9	421.4
Shareholders’ equity	394.9	581.7	649.4	593.6	662.3
Other financial data:
Net cash provided by operating activities	$63.7	$111.7	$67.2	$3.8	$57.1
Net cash provided (used) by investing activities	(24.2)	(16.8)	215.3	(3.5)	(158.4)
Net cash provided (used) by financing activities	(43.7)	(63.4)	(275.9)	(0.3)	81.2
Capital expenditures	32.1	41.1	43.4	7.5	8.4
Ratio of earnings to fixed charges(1)(2)	1.8	x	2.3	x	—	1.3	x	1.2	x

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and discontinued operations and exclude income (loss) from equity affiliates and minority interest and capitalized interest, but include dividends received from equity affiliates, fixed charges and amortization of previously capitalized interest. Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, a portion of rental expense representing an interest factor and interest expense relating to guaranteed debt of our equity affiliates.

(2)	Earnings for the years ended December 31, 2003 and December 31, 2007 were inadequate to cover fixed charges. The coverage deficiencies amounted to $131.8 million and $22.4 million, respectively. The ratio of earnings to fixed charges for the year ended December 31, 2004 was 1.3x.

RISK FACTORS

An investment in the exchange notes involves risk.  In addition to the other information contained in or incorporated by reference into this prospectus, you should carefully consider the following risk factors and information under “Forward-Looking Statements,” which appear elsewhere in this prospectus, as well as the risk factors set forth under the caption “Risk Factors” contained in Item 1A of PolyOne’s Annual Report on Form 10-K for the year ended December 31, 2007, before deciding whether to exchange any outstanding notes.

Risks Relating to Our Debt, Including the Notes

Our high level of debt could impair our financial health and prevent us from fulfilling our obligations under the notes.

As of March 31, 2008, after giving effect to the offering of the outstanding notes and the application of the net proceeds therefrom, we would have had total indebtedness of approximately $501.4 million. Our high level of debt and our debt service obligations could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	reduce the amount of money available to finance our operations, capital expenditures and other activities;

•	increase our vulnerability to economic downturns and industry conditions;

•	limit our flexibility in responding to changing business and economic conditions, including increased competition and demand for new products and services;

•	place us at a disadvantage when compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

We may incur substantial additional debt in the future, and we may do so in order to finance future acquisitions and investments. The terms of the indenture governing the notes restrict us and our subsidiaries from incurring secured debt only. The addition of further debt to our current high level of debt could intensify the leverage related risks that we now face.

Holders of secured debt would be paid first and would receive payments from assets used us security before you receive payments if we were to become insolvent.

In general, the notes will not be secured by any of our assets or the assets of our subsidiaries. The indenture governing the notes and the indentures governing our other existing notes and our guarantee of the SunBelt notes permit us to incur future secured debt up to specified limits. If we were to become insolvent, holders of any current and future secured debt would be paid first and would receive payments from the assets used as security before you receive any payments. You may therefore not be fully repaid if we become insolvent. As of March 31, 2008, after giving effect to the offering of the outstanding notes and the application of the net proceeds therefrom, our secured indebtedness would have been comprised of $21.4 million of indebtedness (excluding intercompany indebtedness) guaranteed by us on a secured basis under our guarantee and agreement. See “Description of Other Debt.” In the future, we may incur additional secured indebtedness.

We may be unable to generate sufficient cash to service all of our indebtedness, including the notes, and meet our other ongoing liquidity needs and may be forced to take other actions to satisfy our obligations under our indebtedness, which may be unsuccessful.

Our ability to make scheduled payments or to refinance our debt obligations, including the notes, and to fund our planned capital expenditures and other ongoing liquidity needs depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that borrowings will be available to us to pay the principal, premium, if any, and interest on our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the notes, on or before maturity. We may be unable to refinance any of our debt on commercially reasonable terms or at all.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indentures governing the notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Despite our high indebtedness level, we and our subsidiaries will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indentures governing our notes and our credit facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. As of March 31, 2008, we had $60.5 million in available capacity to be drawn from existing capital resources. If new debt is added to our and our subsidiaries’ existing debt levels, the risks associated with such debt that we currently face would increase. In addition, the indenture governing the notes will not prevent us from incurring obligations that do not constitute indebtedness under that agreement.

Our ability to repay the notes depends on the performance of our subsidiaries and their ability to make payments or distributions.

A significant portion of our operations are conducted by our subsidiaries. Our cash flows and our ability to service our indebtedness, including our ability to pay the interest on and principal of the notes when due, will depend in part upon cash dividends and other distributions or other transfers from our subsidiaries. Dividends, loans and advances to PolyOne from some of its subsidiaries may be restricted by applicable requirements of agreements, corporate statutes, foreign capital transfer restrictions and prohibitions on fraudulent or preferential conveyances. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividends, distributions, loans or other payments.

Assets of our subsidiaries may not be available to make payments on the notes.

Our subsidiaries have not guaranteed the notes and therefore have no obligations to make payments in respect of the notes, as the case may be. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, the creditors of such subsidiary, including trade creditors, will generally be entitled to payment of their claims from the assets of the subsidiary before any assets are made available for distribution to us as a shareholder. After paying their own creditors, our subsidiaries may not have any remaining assets available for payment to holders of the notes. As a result, the notes, as the case may be, are effectively junior in right of payment to the obligations of our subsidiaries. Assuming that the offering of the outstanding notes had taken place on March 31, 2008 and giving effect to the application of the net proceeds therefrom, the total indebtedness of our subsidiaries owed to third parties would have been approximately $49.6 million.

Our failure to comply with the covenants contained in our debt agreements could result in an event of default which could materially and adversely affect our operating results and our financial condition.

Our debt agreements require us to comply with various covenants. A breach of any of these covenants could result in an event of default under one or more of these agreements which, if not cured or waived, could give the holders of the defaulted debt the right to terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately. Acceleration of any of our debt could result in cross defaults under our other debt instruments. Our assets and cash flow may be insufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon an event of default, which could force us into bankruptcy or liquidation. In such an event, we may be unable to repay our obligations under the notes.

An active trading market for the exchange notes may not develop.

There is currently no public market for the exchange notes. We cannot assure you that an active trading market for the exchange notes will develop, or if one does develop, that it will be sustained. Also, it is possible that the market for the exchange notes will be volatile. This volatility in price may affect your ability to resell your exchange notes or the timing of their sale.

Although the notes currently do not have investment grade ratings, the indenture governing the notes generally does not contain restrictive covenants.

The notes currently do not have investment grade ratings from either Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services. However, the indenture governing the notes generally does not contain the types of restrictive covenants that would be contained in an indenture governing non-investment grade notes. Ratings are given by rating agencies based upon analyses that include many subjective factors. We cannot assure you that the notes will achieve or maintain investment grade ratings, nor can we assure you that investment grade ratings, if granted, will reflect all of the factors that would be important to holders of the notes.

If you do not exchange your outstanding notes, you may have difficulty in transferring them at a later time.

We will issue exchange notes in exchange for the outstanding notes after the exchange agent receives your outstanding notes, the letter of transmittal and all related documents. You should allow adequate time for delivery if you choose to tender your outstanding notes for exchange. Outstanding notes that are not exchanged will remain subject to restrictions on transfer and will not have rights to registration.

If you do participate in the exchange offer for the purpose of participating in the distribution of the exchange notes, you must comply with the registration and prospectus delivery requirements of the Securities Act for any resale transaction. Each broker-dealer who holds outstanding notes for its own account due to market-making or other trading activities and who receives exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. If any outstanding notes are not tendered in the exchange or are tendered but not accepted, the trading market for such outstanding notes could be negatively affected due to the limited amount expected to remain outstanding following the completion of the exchange offer.

FORWARD-LOOKING STATEMENTS

You should carefully review the information contained in or incorporated by reference into this prospectus. In this prospectus, statements that are not reported financial results or other historical information are “forward-looking statements,” including, for example, statements relating to: future actions; prospective changes in raw material costs, product pricing or product demand; future performance; results of current and anticipated market conditions and market strategies; sales efforts; expenses; the outcome of contingencies such as legal proceedings; and financial results. These forward-looking statements are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to:

•	the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local businesses and other political, economic and regulatory risks;

•	changes in polymer consumption growth rates within the U.S., Europe or Asia or other countries where PolyOne conducts business;

•	changes in global industry capacity or in the rate at which anticipated changes in industry capacity come online in the PVC, chlor-alkali, VCM or other industries in which PolyOne participates;

•	fluctuations in raw material prices, quality and supply and in energy prices and supply, in particular fluctuations outside the normal range of industry cycles;

•	production outages or material costs associated with scheduled or unscheduled maintenance programs;

•	the cost of compliance with environmental laws and regulations, including any increased cost of complying with new or revised laws and regulations;

•	unanticipated developments that could occur with respect to contingencies such as litigation and environmental matters, including any developments that would require any increase in our costs and/or reserves for such contingencies;

•	an inability to achieve or delays in achieving or achievement of less than the anticipated financial benefit from initiatives related to cost reductions and employee productivity goals;

•	an inability to raise or sustain prices for products or services;

•	an inability to maintain appropriate relations with unions and employees in certain locations in order to avoid business disruptions;

•	any change in any agreements with product suppliers to PolyOne Distribution that prohibits PolyOne from continuing to distribute a supplier’s products to customers;

•	the successful integration of acquired businesses, including GLS;

•	the possibility that the degradation in the North American residential construction market is more severe than anticipated; and

•	other factors affecting our business beyond our control, including, without limitation, changes in the general economy, changes in interest rates and changes in the rate of inflation.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. Because we are exchanging the exchange notes for the outstanding notes, which are of like principal amount, the issuance of the exchange notes will not result in any increase in our indebtedness.

DESCRIPTION OF OTHER DEBT

Revolving Credit Facility

Our revolving credit facility is with Citicorp USA, Inc., as administrative agent and as issuing bank, and The Bank of New York, as paying agent. The credit agreement provides for an unsecured revolving and letter of credit facility with total commitments of up to $40.0 million. The credit agreement expires on March 20, 2011.

Interest Rates

Under our revolving credit facility, the lenders may make either base rate advances or eurocurrency rate advances. Base rate advances bear interest at an alternative base rate, which is a rate per annum equal to the higher of an applicable base rate in effect on such day and the Federal Funds Rate in effect on such day plus 1/2 of 1%. Eurocurrency rate advances bear interest at an interest rate per annum equal to the LIBOR Rate multiplied by an applicable statutory reserve rate. On January 9, 2008, we borrowed $40.0 million under the revolving credit facility and entered into a floating to fixed interest rate swap resulting in an effective interest rate of 8.4% until January 9, 2009.

Optional Prepayments

Our revolving credit facility permits us to prepay our borrowings under the credit facility in whole or in part, at our option.

Covenants

Our revolving credit facility contains affirmative and negative covenants customary for such financings, including, but not limited to, covenants limiting our ability to create liens to secure debt.

Default

Our revolving credit facility contains customary events of default, including, but not limited to:

•	nonpayment of principal, interest or fees;

•	inaccuracy of representations and warranties;

•	violation of covenants;

•	cross defaults to other debt; and

•	events of bankruptcy and insolvency.

Guarantee and Agreement

We entered into a definitive guarantee and agreement with Citicorp USA, Inc. on June 6, 2006. Under this guarantee and agreement, we guarantee the treasury management and banking services provided to us and our subsidiaries, such as subsidiary borrowings, interest rate swaps, foreign currency forwards, letters of credit, credit card programs and bank overdrafts. This guarantee is secured by our inventories located in the United States.

Other Debt

As of March 31, 2008, we had an aggregate of $330.0 million of debt securities outstanding. The specific amounts, maturity and interest rates of these debt securities are set forth in the following table.

	Principal	Carrying
	Amount	Amount(1)	Interest Rate	Maturity
	(Dollars in millions)

7.500% Debentures	$50.0	$50.0	7.500%	December 15, 2015
8.875% Senior Notes	$200.0	$199.2	8.875%	May 1, 2012
Medium-term Notes	$10.0	$9.9	7.160%	June 24, 2008
	$10.0	$9.8	6.890%	September 22, 2008
	$20.0	$19.2	6.910%	October 6, 2009
	$20.0	$18.8	6.520%	February 23, 2010
	$20.0	$18.4	6.580%	February 23, 2011

Total	$330.0	$325.3

(1)	Includes the net effect of interest swap agreements and original issue discount.

7.500% Debentures

The 7.500% debentures were issued under an indenture, dated as of December 1, 1995. These senior debt securities are our direct, unsecured obligations and are not guaranteed by any of our subsidiaries. The indenture does not directly limit the amount of other debt that may be incurred by us or our subsidiaries. Subject to several enumerated exceptions, the indenture prohibits us and our subsidiaries from securing any debt with any property or assets without providing that the 7.500% debentures shall be secured equally and ratably with the secured debt for so long as the secured debt remains secured except to the extent the amount of the secured debt, along with the value of permitted sale and lease-back transactions, does not exceed 5% of our consolidated tangible assets, as defined in the indenture. The indenture also contains prohibitions against sale and lease-back transactions.

Medium-term Notes

The medium-term notes were each issued under the same indenture, dated as of November 9, 1996. These senior debt securities are our direct, unsecured obligations and are not guaranteed by any of our subsidiaries. The indenture does not directly limit the amount of other debt that may be incurred by us or our subsidiaries. Subject to several enumerated exceptions, the indenture prohibits us and our subsidiaries from securing any obligation with any principal property or shares of capital stock or debt of certain of our subsidiaries without providing that the medium term notes shall be contemporaneously secured equally and ratably except to the extent the amount of the secured obligation, along with the value of permitted sale and lease-back transactions, does not exceed 10% of our total consolidated stockholders’ equity, as defined in the indenture. The indenture also contains prohibitions against sale and lease-back transactions.

Receivables Sale Facility

We are a party to a second amended and restated receivables purchase agreement, dated as of June 26, 2007, with PolyOne Funding Corporation, or PFC, as seller, Citicorp USA, Inc., as agent, National City Business Credit, Inc., as syndication agent, and the banks and other financial institutions party thereto, as initial purchaser, which governs our receivables sale facility described below. The receivables sale facility allows us to sell accounts receivable and realize proceeds of up to $175.0 million. However, the maximum amount of proceeds that we may receive is limited to 85% of the amount of eligible domestic accounts receivable. The purchasers will purchase an undivided interest in the designated pool of accounts receivable. We retain servicing responsibilities on these accounts receivable. The receivables sale facility makes available up to $40.0 million for the issuance of standby letters of credit that will be issued by Citicorp.

Yield and Fees

The purchasers under our receivables sale facility are entitled to receive a yield, at our option, at either an alternate base rate or a LIBOR rate, in each case plus an applicable margin. The alternate base rate is a fluctuating rate equal to the highest of (1) Citicorp’s base rate, (2) a three-month certificate of deposit rate plus 0.5% and (3) the Federal Funds Effective Rate plus 0.5%. The applicable margin is based on the average monthly excess availability under the facility and will vary from 0.250% to 0.750% for an alternate base rate yield and from 1.250% to 1.750% for a LIBOR rate yield.

Our receivables sale facility requires us to pay the purchasers a monthly unused commitment fee based on the average monthly excess availability under the facility. The rate of this fee varies from 0.250% to 0.375% based on the average monthly excess availability under the facility.

We are also required to pay the purchasers and Citicorp a letter of credit fee based on the average monthly excess availability under the facility. The rate of the fee payable to the purchasers varies and is based on the applicable letter of credit margin and the average daily letter of credit undrawn amounts under the facility.

Covenants

Our receivables sale facility contains affirmative and negative covenants customary for such financings, including, but not limited to, covenants limiting our ability to:

•	extend, amend or modify the terms of accounts receivable;

•	change our credit and collection policy in respect of accounts receivable;

•	change payment instructions in respect of accounts receivable;

•	sell assets;

•	pay dividends on or purchase or redeem our capital stock;

•	prepay, redeem and repurchase debt;

•	make capital expenditures; and

•	enter into certain types of transactions with affiliates.

Our receivables sale facility also requires us to meet certain financial tests relating to liquidity and our fixed charge coverage ratio.

Default

Our receivables sale facility contains events of default customary for such financings, including, but not limited to:

•	nonpayment of principal, interest or fees;

•	inaccuracies of representations and warranties;

•	violations of covenants;

•	cross-defaults to debt;

•	events of bankruptcy and insolvency;

•	failure to maintain the accounts receivable pool at a specified level;

•	the occurrence of a change of control; and

•	the occurrence of a material adverse change.

Canadian Receivables Purchase Agreement

On July 13, 2007, we entered into a Canadian Receivables Purchase Agreement with PolyOne Funding Canada Corporation, or PFCC, as seller, Citicorp, as administrative agent, National City Business Credit, Inc., as syndication agent, and the banks and other financial institutions party thereto, as initial purchaser. Under the agreement, from time to time, PolyOne Canada Inc. will sell its Canadian receivables to PFCC, which will then sell interests in the receivables to the banks and other financial institutions party to the Canadian Receivables Purchase Agreement on the terms and subject to the conditions of the agreement. The Canadian Receivables Purchase Agreement provides up to $25.0 million in funding, based on availability of eligible trade accounts receivable and other customary factors.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On April 10, 2008, we sold $80.0 million in principal amount at maturity of the outstanding notes in a private placement through the initial purchaser to a limited number of “Qualified Institutional Buyers,” as defined under the Securities Act. In connection with the sale of the outstanding notes, we and the initial purchaser entered into a registration rights agreement, dated as of April 10, 2008. Under that agreement, we must, among other things, use our reasonable best efforts to file with the SEC a registration statement under the Securities Act covering the exchange offer and to cause that registration statement to become effective under the Securities Act. Upon the effectiveness of that registration statement, we must also offer each holder of the outstanding notes the opportunity to exchange its outstanding notes for an equal principal amount at maturity of exchange notes. You are a holder with respect to the exchange offer if you are a person in whose name any outstanding notes are registered on our books or any other person who has obtained a properly completed assignment of outstanding notes from the registered holder.

We are making the exchange offer to comply with our obligations under the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

To participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the exchange notes under the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•	you are not one of our “affiliates,” as defined in Rule 405 of the Securities Act; and

•	you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Resale of the Exchange Notes

Based on a previous interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Mary Kay Cosmetics, Inc. (available June 5, 1991), Warnaco, Inc. (available October 11, 1991), and K-III Communications Corp. (available May 14, 1993), we believe that the exchange notes issued in the exchange offer may be offered for resale, resold, and otherwise transferred by you, except if you are an affiliate of us, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in “— Purpose and Effect of the Exchange Offer” apply to you.

If you tender in the exchange offer with the intention of participating in a distribution of the exchange notes, you cannot rely on the interpretation by the Staff of the SEC as set forth in the Morgan Stanley & Co. Incorporated no-action letter and other similar letters and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. If our belief regarding resale is inaccurate, those who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws may incur liability under these laws. We do not assume or indemnify you against this liability.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.” In order to facilitate the disposition of exchange notes by broker-dealers participating in the exchange offer, we have agreed, subject to specific conditions, to make this prospectus, as it may be amended or supplemented from time to time, available for delivery by those broker-dealers to satisfy their prospectus delivery obligations under the Securities Act. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for brokers-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the day the exchange offer expires.

As of the date of this prospectus, $80.0 million in principal amount at maturity of the outstanding notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the outstanding notes on this date. There will be no fixed record date for determining registered holders of the outstanding notes entitled to participate in the exchange offer; however, holders of the outstanding notes must tender their certificates therefor or cause their outstanding notes to be tendered by book-entry transfer before the expiration date of the exchange offer to participate.

The form and terms of the exchange notes will be the same as the form and terms of the outstanding notes except that:

•	the exchange notes will have been registered under the Securities Act and will not bear any legend restricting their transfer;

•	the exchange notes will bear a different CUSIP number from the outstanding notes; and

•	the exchange notes will not be entitled to additional interest provisions applicable to the outstanding notes in some circumstances relating to the timing of the exchange offer.

Following consummation of the exchange offer, all rights under the registration rights agreement accorded to holders of outstanding notes, including the right to receive additional incremental interest on the outstanding notes, to the extent and in the circumstances specified in the registration rights agreement, will terminate.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws.

Outstanding notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the related indenture. Any outstanding notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. See “— Consequences of Failure to Exchange.”

We will be deemed to have accepted validly tendered outstanding notes when, as and if we will have given oral or written notice of its acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, certificates for any unaccepted outstanding notes will be returned, or, in the case of outstanding notes tendered by book-entry transfer, those unaccepted outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of those outstanding notes as promptly as practicable after the expiration date of the exchange offer. See “— Procedures for Tendering.”

Those who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange under the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date is 5:00 p.m., New York City time on July 8, 2008, unless we, in our sole discretion, extend the exchange offer, in which case, the expiration date will be the latest date and time to which the exchange offer is extended. We may, in our sole discretion, extend the expiration date of, or terminate, the exchange offer.

To extend the exchange offer, we must notify the exchange agent by oral or written notice before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and make a public announcement of the extension.

We reserve the right:

•	to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Conditions” are not satisfied by giving oral or written notice of the delay, extension, or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner consistent with the registration rights agreement.

Any delay in acceptances, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice of the delay to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that constitutes a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the amendment and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during that extension period.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment, or termination of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.

When all the conditions to the exchange offer have been satisfied or waived, we will accept, promptly after the expiration date of the exchange offer, all outstanding notes properly tendered and will issue the exchange notes promptly after acceptance of the outstanding notes. See “— Conditions” below.

For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we will have given oral or written notice of our acceptance to the exchange agent.

In all cases, issuance of the exchange notes for outstanding notes that are accepted for exchange under the exchange offer will be made only after timely receipt by the exchange agent of certificates for those outstanding notes or a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal, and all other required documents; provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender of outstanding notes or in the satisfaction of conditions of the exchange offer by holders of the outstanding notes. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, if the holder withdraws any previously tendered outstanding notes, or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder desires to exchange, then the unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be returned as promptly as practicable after the expiration or termination of the exchange offer, or, in the case of the outstanding notes tendered by book-entry transfer, those unaccepted, withdrawn or portion of non-exchange outstanding notes, as appropriate, will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder.

Conditions

Without regard to other terms of the exchange offer, we will not be required to exchange any exchange notes for any outstanding notes and may terminate the exchange offer before the acceptance of any outstanding notes for exchange, if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer;

•	the Staff of the SEC proposes, adopts or enacts any law, statute, rule or regulation or issues any interpretation of any existing law, statute, rule or regulation that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

•	any governmental approval or approval by holders of the outstanding notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the exchange offer.

If we determine that any of these conditions are not satisfied, we may:

•	refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, or, in the case of outstanding notes tendered by book-entry transfer, credit those outstanding notes to an account maintained with The Depository Trust Company;

•	extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders who tendered the outstanding notes to withdraw their outstanding notes; or

•	waive unsatisfied conditions with respect the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the outstanding notes, if the exchange offer would otherwise expire during this period.

Procedure For Tendering

To tender in the exchange offer, you must complete, sign and date an original or facsimile letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal to the exchange agent before the expiration date of the exchange offer. You may also tender your outstanding notes by means of The Depository Trust Company’s Automatic Tenders Over the Participant Terminal System, or ATOP, subject to the terms and procedures of that system. If delivery is made through ATOP, you must transmit any agent’s message to the exchange agent account at The Depository Trust Company. The term “agent’s message” means a message, transmitted to The Depository Trust Company and received by the exchange agent and forming a part for a book-entry transfer, that states that The Depository Trust Company has received an express acknowledgement that you agree to be bound by the letter of transmittal and that we may enforce the letter of transmittal against you. In addition:

•	the exchange agent must receive certificates, if any, for the outstanding notes, along with the letter of transmittal;

•	the exchange agent must receive a timely confirmation of the transfer by book-entry of those outstanding notes before the expiration of the exchange offer, if the book-entry procedure is available, into the exchange agent’s account at The Depository Trust Company, as set forth in the procedure for book-entry transfer described below; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive the letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” before the expiration of the exchange offer.

If you tender your outstanding notes and do not withdraw them before the expiration date of the exchange offer, you will be deemed to have an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date of the exchange offer. You should not send your letter of transmittal or outstanding notes to us. You may request your respective broker, dealers, commercial banks, trust companies, or nominees to effect the above transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender its outstanding notes should contact the registered holder promptly and instruct that registered holder to tender the outstanding notes on the beneficial owner’s behalf. If the beneficial owner wishes to tender its outstanding notes on the owner’s own behalf, that owner must, before completing and executing the letter of transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in that owner’s name or obtain a properly completed assignment from the registered holder. The transfer of registered ownership of outstanding notes may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the related outstanding notes tendered are tendered:

•	by a registered holder who has not completed the box entitled “Special Payment Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, each of the following is deemed an eligible institution:

•	a member firm of a registered national securities exchange;

•	a commercial bank;

•	a trust company having an officer or correspondent in the United States; or

•	an eligible guarantor institution as provided by Rule 17Ad-15 of the Exchange Act.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as his, her or its name appears on the outstanding notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or bond power, those persons should so indicate when signing, and unless we waive evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes, and withdrawal of tendered outstanding notes, in our sole discretion. All of these determinations by us will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of outstanding notes of defects or irregularities with respect to tenders of outstanding notes, neither we, nor the exchange agent, or any other person will incur any liability for failure to give this notification. Tenders of outstanding notes will not be deemed to have been made until defects or irregularities have been cured or waived.

Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of outstanding notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

In addition, we reserve the right, in our sole discretion, to purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date of the exchange offer or, as set forth above under “— Conditions,” to terminate the exchange offer and, to the extent permitted by applicable law and the terms of our agreements relating to our outstanding indebtedness, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any purchases or offers could differ from the terms of the exchange offer.

If the holder of outstanding notes is a broker-dealer participating in the exchange offer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that broker-dealer will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes and otherwise agree to comply with the procedures described above under “— Resale of the Exchange Notes;” however, by so acknowledging and delivering a prospectus, that broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

In all cases, issuance of exchange notes under the exchange offer will be made only after timely receipt by the exchange agent of certificates for the outstanding notes or a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder of outstanding notes desires to exchange, the unaccepted or portion of non-exchanged outstanding notes will be returned as promptly as practicable after the expiration or termination of the exchange offer, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company pursuant to the book-entry transfer procedures described below, the unaccepted or portion of non-exchanged outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of outstanding notes.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at The Depository Trust Company for the purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry delivery of outstanding notes by causing The Depository Trust Company to transfer the outstanding notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at The Depository Trust Company, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “— Exchange Agent” on or before the expiration date of the exchange offer, unless the holder either (1) complies with the guaranteed delivery procedures described below or (2) sends an agent’s message through ATOP.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver their outstanding notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

•	the tender is made through an eligible institution;

•	before the expiration date of the exchange offer, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered and stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration of the exchange offer, the letter of transmittal, together with the certificate(s) representing the outstanding notes in proper form for transfer or a confirmation of book entry transfer, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer and other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided, tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person who deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of the outstanding notes in the name of the person withdrawing the tender; and

•	specify the name in which any outstanding notes are to be registered, if different from the name of the person who deposited the outstanding notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility of the notices, which determinations will be final and binding on all parties. Any outstanding notes withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect to those outstanding notes unless the outstanding notes withdrawn are validly retendered.

Any outstanding notes that have been tendered but that are not accepted for payment will be returned to the holder of those outstanding notes, or in the case of outstanding notes tendered by book-entry transfer, will be credited to an account maintained with The Depository Trust Company, without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date of the exchange offer.

Termination of Certain Rights

All rights given to holders of outstanding notes under the registration rights agreement will terminate upon the consummation of the exchange offer except with respect to our duty:

•	to use our reasonable best efforts to keep the registration statement continuously effective during the 180-day period following the closing of the exchange offer; and

•	to provide copies of the latest version of this prospectus to any broker-dealer that requests copies of this prospectus for use in connection with any resale by that broker-dealer of exchange notes received for its own account pursuant to the exchange offer in exchange for outstanding notes acquired for its own account as a result of market-making or other trading activities, subject to the conditions described above under “— Resale of the Exchange Notes.”

Exchange Agent

The Bank of New York Trust Company, N.A. has been appointed exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal, and requests for copies of the notice of guaranteed delivery with respect to the outstanding notes should be addressed to the exchange agent as follows:

By Hand or Overnight Delivery:
The Bank of New York Mellon Corporation
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, Lobby Window
New York, New York 10286
Attention: Mrs. Carolle Montreuil	By Registered or Certified Mail:
The Bank of New York Mellon Corporation
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7E
New York, New York 10286
Attention: Mrs. Carolle Montreuil

By Facsimile (for Eligible Institutions only): (212) 298-1915
By Telephone (to confirm receipt of facsimile): (212) 815-5920

Fees and Expenses

We will pay the expenses of soliciting tenders in connection with the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopier, telephone, or in person by our officers and regular employees and by officers and regular employees of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offer.

We estimate that our cash expenses in connection with the exchange offer will be approximately $75,000. These expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of the outstanding notes for exchange notes. The tendering holder of outstanding notes, however, will pay applicable taxes if certificates representing outstanding notes not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered, or:

•	if tendered, the certificates representing outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	if a transfer tax is imposed for any reason other than the exchange of the outstanding notes in the exchange offer.

If satisfactory evidence of payment of the transfer taxes or exemption from payment of transfer taxes is not submitted with the Letter of Transmittal, the amount of the transfer taxes will be billed directly to the tendering holder and the exchange notes need not be delivered until the transfer taxes are paid.

Consequences of Failure to Exchange

Participation in the exchange offer is voluntary. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

Outstanding notes that are not exchanged for the exchange notes in the exchange offer will not retain any rights under the registration rights agreement and will remain restricted securities for purposes of the federal securities laws. Accordingly, the outstanding notes may not be offered, sold, pledged, or otherwise transferred except:

•	to us or any of our subsidiaries;

•	to a “Qualified Institutional Buyer” within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A for so long as the outstanding notes are eligible for resale pursuant to Rule 144A;

•	under an exemption from registration under the Securities Act provided by Rule 144, if available;

•	under an exemption from registration under the Securities Act provided by Rule 904, if available; or

•	under an effective registration statement under the Securities Act,

and, in each case, in accordance with all other applicable securities laws and the terms of the indenture governing the outstanding notes.

Accounting Treatment

For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. The expenses of the exchange offer will be amortized over the remaining term of the exchange notes.

DESCRIPTION OF THE NOTES

The existing notes, the registered existing notes and the outstanding notes were, and the exchange notes will be, issued under an Indenture, dated as of April 23, 2002, as supplemented (the “Indenture”), between the Company and The Bank of New York Trust Company, N.A., as successor trustee (the “Trustee”), a copy of which can be obtained from the Company at its address set forth elsewhere herein. All references in this section to “the Notes” include the existing notes, the registered existing notes, the outstanding notes and the exchange notes. The following summary of specific provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the “TIA”), all of the provisions of the Indenture, including the definitions therein of terms, and those terms made a part of the Indenture by reference to the TIA. As used in this Description of the Notes, the term “Company” or “we” refers to PolyOne Corporation and not any of its Subsidiaries.

Definitions of specified terms are set forth under “Certain Definitions” and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

General

The Notes will mature on May 1, 2012 and will accrue interest at a rate of 8.875% per annum. The exchange notes will bear interest from last date on which interest is paid on the outstanding notes, payable on May 1 and November 1 of each year, commencing on November 1, 2008. We will make each interest payment to the holders of record of the Notes at the close of business on the April 15 or October 15 preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Notes will be general unsecured obligations of the Company ranking senior to all existing and future subordinated Indebtedness of the Company and pari passu with all existing and future unsubordinated Indebtedness of the Company. The Notes will be junior to any senior secured obligations of the Company to the extent of the value of the assets securing those secured obligations.

The Notes will not be guaranteed by any of the subsidiaries of the Company. Accordingly, the Notes will be effectively subordinated to all existing and future debt of the subsidiaries of the Company.

The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. The Notes are exchangeable and transfers thereof will be registered without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Interest on overdue principal and premium, if any, and, to the extent permitted by law, on overdue installments of interest will accrue at the rate of interest borne by the Notes.

Principal and premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purposes in The City of New York, or, at the option of the Company, such payments may be made by check mailed to a holder at its registered address or, at the election of any holder in the manner prescribed by the Indenture, by wire transfer of immediately available funds.

If any interest payment date or redemption date or the maturity date of the Notes is not a business day at any place of payment, then payment of the principal, premium, if any, and interest on the Notes may be made on the next business day at that place of payment.

Additional Notes

The Indenture does not limit the amount of the Notes that we may issue under the Indenture, and we may issue additional Notes (“Additional Notes”) under the Indenture, including the outstanding notes and the exchange notes offered hereby. The Notes were initially offered in the aggregate principal amount of $200.0 million (the “Original Notes”). The Original Notes and the Additional Notes will be treated as a single class for all purposes of the Indenture, including waivers, amendments and redemptions. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the Notes include any Additional Notes actually issued, including the outstanding notes and the exchange notes offered hereby.

Optional Redemption

The Company may redeem the Notes in whole at any time or in part from time to time, at its option, on at least 30 but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

•	100% of the principal amount of such Notes being redeemed on the redemption date, and

•	the Make Whole Amount,

plus, in each case, accrued and unpaid interest and Additional Interest, if any, on the Notes to the redemption date.

Unless the Company defaults in its payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption and those Notes will cease to be outstanding.

“Comparable Treasury Issue” means the United States Treasury security selected by a Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Make Whole Amount” means the sum of the present values of the remaining scheduled payments of principal of the Notes to be redeemed on the redemption date and the scheduled payments of interest thereon from the redemption date (but excluding any interest accrued to the redemption date) to originally scheduled maturity, discounted to the redemption date (assuming a 360-day year consisting of twelve 30-day months) on a semi-annual basis at the Special Adjusted Treasury Rate from the respective dates after the redemption date on which such principal and interest would have been payable.

“Reference Treasury Dealer” means Salomon Smith Barney Inc. and its successor and, at the option of the Company, other primary U.S. government securities dealers in New York City selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Special Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date of redemption, plus 50 basis points.

Sinking Fund; Mandatory Redemption

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

Certain Covenants

Limitation on Liens.  The Company will not, and will not permit any of its Subsidiaries to, incur or suffer to exist any Lien on property or assets now owned or hereafter acquired to secure Indebtedness without making, or causing such Subsidiary to make, effective provision for securing the Notes (and, if the Company so determines, any other Indebtedness of the Company which is not subordinate to the Notes or of such Subsidiary) equally and ratably with such Indebtedness as to such property or assets so long as such Indebtedness is so secured.

The foregoing restrictions will not apply to:

(1) Liens in respect of Indebtedness existing at the Issue Date;

(2) Liens on property existing at the time of acquisition thereof;

(3) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary;

(4) Liens on property of the Company or any Subsidiary in favor of the United States of America, any state thereof or any instrumentality of either to secure certain payments pursuant to any contract or statute;

(5) Liens to secure Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property subject to such Liens, and securing only the property so purchased, constructed or improved;

(6) Liens for taxes or assessments or other governmental charges or levies, Liens imposed by law, such as mechanics’ and materialmen’s Liens, for sums not due or sums being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP, and Liens securing reimbursement obligations with respect to trade letters of credit, banker’s acceptances and sight drafts incurred in the ordinary course of business which encumber documents and other property relating to such trade letters of credit, banker’s acceptances and sight drafts;

(7) Liens to secure obligations under worker’s compensation laws or similar legislation, including Liens with respect to judgments which are not currently dischargeable;

(8) Liens created by or resulting from any litigation or other proceeding which is being contested in good faith by appropriate proceedings, including Liens arising out of judgment or awards against the Company or any Subsidiary with respect to which the Company or such Subsidiary is in good faith prosecuting an appeal or proceedings for review or for which the time to make an appeal has not yet expired; or final unappealable judgment Liens which are satisfied within 15 days of the date of judgment; or Liens incurred by the Company or any Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding to which the Company or such Subsidiary is a party; and

(9) Liens to secure any extension, renewal or refinancing (or successive extensions, renewals or refinancings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (1) to (8) so long as such Liens do not extend to any other property and the Indebtedness so secured is not increased.

In addition to the foregoing, the Company or any Subsidiary may incur a Lien to secure Indebtedness or enter into a Sale and Leaseback Transaction, without equally and ratably securing the Notes, if the sum of (a) the amount of Indebtedness subject to a Lien entered into after Issue Date and otherwise prohibited by the Indenture, and (b) the Attributable Value of Sale and Leaseback Transactions entered into under clause (1) of the covenant described under “— Limitation on Sale and Leaseback Transactions” does not exceed 10% of Consolidated Net Tangible Assets of the Company at the time of such determination.

In addition, if on and after the Issue Date any Capital Markets Debt of the Company or any Subsidiary or the SunBelt Guarantee becomes secured by a Lien, then the Company will cause the Notes to be secured equally and ratably by a Lien on the same property as such Lien for so long as such Capital Markets Debt or SunBelt Guarantee remains secured.

“Capital Markets Debt” means any Indebtedness that is a security (other than syndicated commercial loans) that is eligible for resale in the United States pursuant to Rule 144A under the Act or outside the United States pursuant to Regulation S of the Act or a security (other than syndicated commercial loans) that is sold or subject to resale pursuant to a registration statement under the Act. As of the Issue Date, the Company’s Capital Market Debt includes its 7.5% Debentures and medium term notes.

“Consolidated Net Tangible Assets” of a Person and its Subsidiaries means the sum of the Tangible Assets of such Person and its Subsidiaries after deducting all current liabilities and eliminating intercompany items, all determined in accordance with GAAP, including appropriate deductions for any minority interest in Tangible Assets of such Subsidiaries after deducting all current liabilities of such Subsidiaries as determined in accordance with GAAP.

“SunBelt Guarantee” means the Guarantee by the Company of the Guaranteed Secured Senior Notes due 2017, Series G of SunBelt Chlor Alkali Partnership pursuant to a Guarantee dated December 22, 1997 by the Company.

“Tangible Assets” of any Person means, at any date, the gross book value as shown by the accounting books and records of such Person of all its property both real and personal, less the net book value of (i) all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Indebtedness discount and expense, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

Limitation on Sale and Leaseback Transactions.  The Company will not, and will not permit any of its Subsidiaries, to enter into any Sale and Leaseback Transaction (except for a period not exceeding 36 months) unless (1) the Company or such Subsidiary would be entitled to incur a Lien to secure Indebtedness in an amount equal to the Attributable Value of the Sale and Leaseback Transaction in accordance with the “— Limitation on Liens” covenant above, without equally and ratably securing the Notes; or (2) the Company or the Subsidiary applies or commits to apply within 120 days an amount equal to the net proceeds of the property sold pursuant to the Sale and Leaseback Transaction to the redemption of the Notes or to the redemption or repayment of Company Indebtedness which is pari passu to the Notes.

“Attributable Value” means, as to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with GAAP, discounted from such initial term date to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with a like term in accordance with GAAP. The net amount of rent required to be paid under any such lease for any such period shall be the lesser of: (1) the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges and (2) in the case of any lease which is terminable by the lessee upon the payment of a penalty, the net amount calculated pursuant to (1) but adjusted to also include the amount of such penalty and to exclude any rent which would otherwise be required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Capital Lease Obligations” of any Person means the obligations to pay rent or other amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property of such Person which are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP, and the amount of such obligations shall be the capitalized amount thereof in accordance with GAAP and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Sale and Leaseback Transaction” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor (or pool thereof) or to which lender or investor (or pool thereof) is a party, providing for the leasing by such Person or any of its Subsidiaries of any property or asset of such Person or any of its Subsidiaries which has been or is being sold or transferred by such Person or such Subsidiary more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset.

Consolidation, Merger and Sale of Assets.  The Company will not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the

Company will not permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless:

(1) in case the Company consolidates with or merges into another Person or conveys, transfers or leases its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety is a corporation, partnership or trust is organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and any premium, if any, and interest on all the Notes and the performance or observance of every covenant of the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

(2) immediately after giving effect to such transaction and treating any Indebtedness which becomes an obligation of the Company or any Subsidiary as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing;

(3) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Company would become subject to a Lien which would not be permitted by the Indenture, the Company or such successor Person, as the case may be, takes such steps as would be necessary effectively to secure the Notes equally and ratably with (or prior to) all Indebtedness secured thereby; and

(4) the Company delivers to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with.

Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with the preceding paragraph, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person had been named as the Company therein, and thereafter, except in the case of a lease, the predecessor Person will be relieved of all obligations and covenants under the Indenture and the Notes.

Guarantees by Subsidiaries.  The Company will not permit any Subsidiary, directly or indirectly, to Guarantee or secure the payment of any other Indebtedness of the Company (other than the Credit Facility) unless such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the payment of the Notes by such Subsidiary (a “Subsidiary Guarantee”). If the Guaranteed Indebtedness is subordinated in right of payment to the Notes, pursuant to a written agreement to that effect, the Guarantee of such Guaranteed Indebtedness must be subordinated in right of payment to the Subsidiary Guarantee to at least the extent that the Guaranteed Indebtedness is subordinated to the Notes.

A Subsidiary Guarantee will terminate upon:

(1) a sale or other disposition (including by way of consolidation or merger) of the Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of the Subsidiary (other than to the Company or a Subsidiary or an Affiliate) otherwise permitted by the Indenture; or

(2) the release or discharge of the Guarantee or security that enabled the creation of the Subsidiary Guarantee and all other Guarantees of Indebtedness of the Company by such Subsidiary; provided that no Event of Default, or event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing or would result therefrom.

SEC Reports.  So long as the Notes are outstanding, whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will electronically file with the SEC, the annual reports, quarterly reports and other periodic reports that the Company would be required to file with the SEC pursuant to Section 13(a) or 15(d) if the Company were so subject, and such documents will be filed with the SEC on or prior to the respective dates (the “Required Filing Dates”) by which the Company would be required so to file such documents if the Company were so subject, unless, in any case, if such filings are not then permitted by the SEC.

If such filings with the SEC are not then permitted by the SEC, or such filings are not generally available on the Internet free of charge, the Company will, within 15 days of each Required Filing Date, transmit by mail to holders of the Notes, as their names and addresses appear in the Note register, without cost to such holders, and file with the Trustee copies of the annual reports, quarterly reports and other periodic reports that the Company would be required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act if the Company were subject to such Section 13(a) or 15(d), and promptly upon written request, supply copies of such documents to any prospective holder or beneficial owner at Company’s cost.

In addition, the Company has agreed that, for so long as any Notes remain outstanding and constitute “restricted securities” under Rule 144, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Act.

Events of Default, Notice and Waiver

Each of the following constitutes an Event of Default with respect to the Notes (whatever the reason for such Event of Default and whether it is voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default in the payment of any interest on the Notes when it becomes due and payable, and continuance of such default for a period of 30 days;

(b) default in the payment of the principal of or any premium on the Notes when due, whether at maturity, upon redemption, by declaration or otherwise;

(c) failure to perform any other covenant in the Indenture and continuance of such default or breach for 60 days after written notice from the Trustee or holders of at least 25% in aggregate principal amount of the Notes;

(d) a default under any bond, debenture, note or other evidence of Indebtedness for money borrowed by the Company having an aggregate principal amount outstanding of at least $25,000,000, or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company having an aggregate principal amount outstanding of at least $25,000,000, whether such Indebtedness now exists or shall hereafter be created, which default is a payment default upon final maturity of such Indebtedness or shall have resulted in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such Indebtedness having been discharged or such acceleration having been rescinded or annulled, in each such case, within a period of 10 days after written notice from the Trustee or holder of at least 25% in aggregate principal amount of the Notes then outstanding; or

(e) specified events of bankruptcy, insolvency or reorganization involving the Company.

If an Event of Default (other than in clause (e) of the preceding paragraph) has occurred and is continuing with respect to the Notes, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company, may declare the principal amount of and accrued interest and premium, if any, on the Notes immediately due and payable. If an Event of Default specified in clause (e) of the preceding paragraph occurs, the principal amount of and accrued interest and premium, if any, on the Notes will automatically, without any declaration or other action on the part of the Trustee or any holder of the Notes, become immediately due and payable.

The holders of at least a majority in aggregate principal amount of the outstanding Notes, by written notice to the Trustee, may rescind and annul a declaration of acceleration and its consequences if:

(i) all existing Events of Default, other than the nonpayment of the principal of and premium, if any, and interest, if any, on such Notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

If a default occurs and is continuing with respect to the Notes, the Trustee will give to the holders of the Notes notice of such default as and to the extent provided by the Indenture and the TIA.

Modification

The Indenture and the rights of holders of the Notes may be amended or supplemented, and noncompliance in any particular instance with any provision may be waived, in each case by the Company and the Trustee with the written consent of the holders of not less than a majority of the aggregate principal amount of the Notes then outstanding; provided, however, that no such amendment, supplement or waiver will:

•	extend the fixed maturity of any Notes, or

•	reduce the principal amount thereof or any premium thereon, or

•	reduce the rate or extend the time of payment of interest thereon, or

•	reduce any premium payable upon the redemption thereon, or

•	reduce the percentage required for modification, or

•	change the place of payment where, or the coin or currency in which, any Note or any premium thereon is payable, or

•	impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof,

without the consent of the holder of such Notes.

The Indenture provides that the Company and the Trustee may enter into supplemental indentures or amend the Indenture without the consent of the holders of the Notes to:

•	provide for the assumption of the Company’s obligations to the holders of Notes in case of a merger or consolidation permitted by the Indenture,

•	evidence the assumption by a successor corporation of the Company’s obligations, and covenants for the protection of the holders of the Notes,

•	provide for or release Guarantees by Subsidiaries as required by the Indenture,

•	cure any ambiguity or correct any inconsistency in the Indenture,

•	add to the covenants of the Company for the benefit of the holders or to surrender any right or power conferred in the Indenture upon the Company,

•	make any change that does not adversely affect the rights of the holders,

•	modify or amend the Indenture to permit the qualification of indentures supplemental thereto, or

•	comply with any requirement of the SEC in connection with qualification of the Indenture under the TIA or otherwise.

Satisfaction and Discharge of the Indenture; Defeasance; Covenant Defeasance

The Indenture will be discharged upon cancellation of all outstanding Notes or, with specified limitations, upon deposit with the Trustee of funds sufficient for the repayment or redemption thereof.

The Indenture provides that the Company, at its option:

(a) will be discharged from any and all obligations in respect of the Notes, except for specified obligations to register the transfer or exchange of the Notes, replace stolen, lost or mutilated the Notes, maintain paying agencies and hold moneys for payment in trust, or

(b) need not comply with specified restrictive covenants of the Indenture, including those described under “— Certain Covenants,” without such noncompliance being deemed or resulting in an Event of Default, in each case if the Company deposits, or causes to be deposited, irrevocably in trust with the Trustee money or U.S. Government Obligations, or any combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of and interest and premium, if any, on, the Notes on the dates such payments are due in accordance with the terms of the Notes.

To exercise any such option, among other things:

•	the Company must deliver to the Trustee an officers’ certificate and an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Notes to recognize income, gain or loss for federal income tax purposes and, in the case of a defeasance pursuant to clause (a) of this paragraph, such opinion will (1) state that since the Issue Date there has been a change in the applicable federal income tax law or (2) be accompanied by a private letter ruling to that effect received from the United States Internal Revenue Service or a revenue ruling pertaining to a comparable form of transaction to that effect published by the United States Internal Revenue Service,

•	no event which is, or after notice or lapse of time or both would become an Event of Default (other than specified in clause (e) of the first paragraph under “— Event of Default, Notice and Waiver”) has occurred and is continuing at the time of such deposit or, with regard to any such event specified in clause (e) of the first paragraph under “— Event of Default, Notice and Waiver,” at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition will not be deemed satisfied until after such 90th day),

•	such exercise may not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a part or by which it is bound, and

•	the Company must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such exercise have been complied with.

The Trustee

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee or resign.

The holders of no less than a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the applicable Trustee, subject to specified exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will not be under any obligation to exercise any rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

No Personal Liability of Directors, Officers, Affiliates, Employees and Stockholders

No director, officer, employee, incorporator, Affiliate or holder of capital stock of the Company will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of Notes, by accepting a Note, waives and releases all such liability.

The waiver and release are part of the consideration for issuance of the Notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Payment, Transfer and Exchange

The Company will be required to maintain an office or agency at which the principal of (and premium, if any, on), interest and Additional Interest, if any, on the Notes will be payable. The Company will initially designate the office of the agent of the Trustee in New York City as an office where such principal, premium, if any, interest and Additional Interest, if any, will be payable. The Company may from time to time designate additional offices or agencies, approve a change in the location of any office or agency and rescind the designation of any office or agency.

All moneys paid by the Company to the Trustee or a paying agent for the payment of principal of (or premium, if any, on) or interest, if any, on any Notes that remain unclaimed for two years after such principal, premium, if any, or interest, if any, or Additional Interest, if any, becomes due and payable will be repaid to the Company, and the holder of such Notes will (subject to applicable abandoned property or similar laws) thereafter, as an unsecured general creditor, look only to the Company.

Subject to the terms of the Indenture, Notes may be presented for registration of transfer and for exchange (i) at each office or agency required to be maintained by the Company, as described above, and (ii) at each other office or agency that the Company may designate from time to time for such purposes. Registration of transfers and exchanges will be effected if the transfer agent is satisfied with the evidence of ownership and identity of the Person making the request and if the transfer form thereon is duly executed and the transfer agent is otherwise satisfied that the transfer is being made in accordance with the Indenture and applicable law. See “Book-Entry, Delivery and Form” for a description of additional transfer restrictions applicable to the Notes.

No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of any tax or other governmental charge payable in connection therewith.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to principles of conflicts of law to the extent the application of the law of another jurisdiction would be required thereby.

Certain Definitions

“Additional Interest” has the meaning set forth under “Exchange Offer; Registration Rights.”

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; provided, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For the purposes of this definition, the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Credit Facility” means the Five-Year Credit Agreement, as amended, dated as of October 30, 2000, among the Company, the lenders party thereto and Citicorp USA, Inc., as administrative agent, including any notes, guarantees, collateral and security documents (including mortgages, pledge agreements and other security arrangements), instruments and agreements executed in connection therewith, and in each case as amended or refinanced from time to time, including any agreement or agreements extending the maturity of, or refinancing (including increasing the amount of borrowings or other Indebtedness outstanding or available to be borrowed thereunder), all or any portion of the Indebtedness under such agreement, and any successor or replacement agreement or agreements with the same or any other agents, creditor, lender or group of creditors or lenders.

“GAAP” means generally accepted accounting principles in the United States of America, which are in effect on the Issue Date.

“Guarantee” by any Person means any obligation, contingent or otherwise, directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”), direct or indirect, contingent or otherwise, of such Person:

•	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (or to advance or supply funds for the purchase of any security for the payment of such Indebtedness); or

•	to purchase property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness; or

•	to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor to enable the primary obligor to pay such Indebtedness (and the terms “Guaranteed and Guaranteeing” shall have meanings correlative to the foregoing);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business and provided, further, that the term “Guarantee” shall not include contracts made in the ordinary course of business of the Company and its Subsidiaries for the purchase of utilities, services and raw materials that require payment to be made to the provider of the utilities, services or raw materials regardless of whether delivery is ever made of such utilities, services or raw materials so long as the quantities thereof do not exceed the Company’s or the Subsidiaries’ reasonably anticipated consumption thereof. The amount of the Guarantee shall be equal to the amount of the obligation covered thereby.

“Indebtedness” means, with respect to any Person, without duplication, and whether or not contingent:

(1) every obligation of such Person for borrowed money or evidenced by a note, bond, debenture or similar instrument, including obligations incurred in connection with the acquisition of property (other than accounts payable describe in clause (3) below), assets or business;

(2) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person;

(3) every obligation of such Person issued or assumed as the deferred purchase price of property (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue by more than 90 days or which are being contested in good faith);

(4) the amount of every Capital Lease Obligation of such Person;

(5) the maximum fixed redemption or repurchase price of Redeemable Stock of such person;

(6) every obligation of such person under interest rate swap or similar agreements, or foreign currency or commodity hedge, exchange or similar agreements of such Person;

(7) the Attributable Value with respect to any Sale and Leaseback Transaction to which such Person is party; and

(8) every obligation of the type referred to in clauses (1) through (7) of another person and all dividends of another Person for the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.

“Issue Date” means the date on which the Notes are originally issued.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, debenture, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset and any filing of, or agreement to give, any financing statement under the UCC or equivalent statutes) of any jurisdiction other than to evidence a lease.

“Paying Agent” has the meaning set forth in the Indenture.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or other entity of any kind.

“Redeemable Stock” means any equity security that by its terms or otherwise is required to be redeemed prior to the final stated maturity of the Notes or is redeemable or exchangeable into Indebtedness (other than Redeemable Stock) at the option of the holder thereof at any time prior to the final stated maturity of the Notes. For purposes hereof, the “maximum fixed redemption or repurchase price” of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Stock, such fair market value to be determined in good faith by the Board of Directors of the issuer (or managing general partner of the issuer) of such Redeemable Stock.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means any corporation, association or other business entity which more than 50% of the Voting Stock is owned, directly or indirectly, by the Company, or by the Company and one or more other Subsidiaries.

“U.S. Government Obligations” means direct obligations fully guaranteed or insured by the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” means the stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

BOOK-ENTRY, DELIVERY AND FORM

The Global Notes

The exchange notes will be initially issued in the form of one or more registered notes in global form, without interest coupons (collectively, the “Global Note”). The Global Note will be deposited on the issue date with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

Except as set forth below, a Global Note may be transferred, in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a Global Note may not be exchanged for notes in physical, certificated form (“Certificated Notes”) except in the limited circumstances described below.

All interests in a Global Note may be subject to the procedures and requirements of DTC.

Exchanges Among the Global Notes

Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We do not take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC has advised the Company that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DTC was created to hold securities for its participants (collectively, the “Participants”) and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the exchange notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in exchange notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of exchange notes under the indenture or such Global Note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

Payments with respect to the principal of, and premium, if any, and interest on, any exchange notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such exchange notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the exchange notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Note (including principal, premium, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

Certificated Notes

If:

•	we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act for the Global Notes, and in each case, a successor depositary for the Global Notes is not appointed within 90 days of such notice or cessation;

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the Notes in exchange for all or any part of the notes represented by a Global Note or Global Notes; or

•	an Event of Default has occurred and is continuing and the registrar has received a request from DTC,

then DTC shall surrender such Global Note or Global Notes to the trustee for cancellation and we shall execute, and the trustee shall authenticate and deliver Certificated Notes in exchange for such Global Note or Global Notes. Upon any such issuance, the trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

Neither we nor the trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related exchange notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued).

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
RELATING TO THE EXCHANGE OFFER AND THE EXCHANGE NOTES

The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of the exchange notes. It is not a complete analysis of all the potential tax considerations relating to the exchange notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions, all relating to the U.S. federal income tax treatment of debt instruments. These authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. PolyOne has not sought any ruling from the Internal Revenue Service, or the I.R.S., or an opinion of counsel with respect to the statements made herein concerning the exchange notes, and PolyOne cannot assure you that the I.R.S. will agree with such statements.

This summary assumes that you purchased your outstanding notes upon their initial issuance at their initial offering price and that you held your outstanding notes, and you will hold your exchange notes, as capital assets for United States federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	expatriates;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	holders whose functional currency is not the United States dollar;

•	persons that will hold the exchange notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons deemed to sell the exchange notes under the constructive sale provisions of the Code; or

•	partnerships or other pass-through entities.

If a partnership holds exchange notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that will hold exchange notes, you should consult your tax advisor regarding the tax consequences of the exchange notes to you.

This summary of certain U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences of the Exchange Offer

Because the exchange notes will not differ materially in kind or extent from the outstanding notes, your exchange of outstanding notes for exchange notes will not constitute a taxable disposition of the outstanding notes for United States federal income tax purposes. As a result, you will not recognize income, gain or loss on your exchange of outstanding notes for exchange notes, your holding period for the exchange notes will generally include your holding period for outstanding notes, your adjusted tax basis in the exchange notes will generally be the same as your adjusted tax basis in your outstanding notes and all of the United States federal income tax consequences associated with owning the outstanding notes should continue to apply to the exchange notes.

Consequences to U.S. Holders of Holding the Exchange Notes

The following is a summary of the general U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder” of the exchange notes. Certain consequences to “Non-U.S. Holders” of the exchange notes are described under “— Consequences to Non-U.S. Holders,” below. “U.S. Holder” means a beneficial owner of an exchange note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest

Stated interest on the exchange notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Disposition of Exchange Notes

Upon the sale, exchange, redemption or other taxable disposition of an exchange note, you generally will recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which is treated as interest as described above) and your adjusted tax basis in the exchange note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder.

Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than 12 months. The deductibility of capital losses by U.S. Holders is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal, premium (if any) and interest on and the proceeds of certain sales of exchange notes unless you are an exempt recipient. A backup withholding tax (currently at a rate of 28%) will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the I.R.S. that payments to you are subject to backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability provided that you furnish the required information to the I.R.S. on a timely basis.

Consequences to Non-U.S. Holders of Holding the Exchange Notes

As used in this prospectus, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for United States federal income tax purposes neither a U.S. Holder nor a partnership. If a partnership, including any entity treated as a partnership for United States federal income tax purposes, is a holder of a note, the United States federal income tax treatment of a partner in such a partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such a partnership should consult their tax advisors as to the particular United States federal income tax consequences applicable to them of acquiring, holding or disposing of the exchange notes.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a Non-U.S. Holder of an exchange note:

•	We generally will not be required to deduct United States withholding tax from payments of interest to you if:

1. you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

2. you are not a controlled foreign corporation that is directly or indirectly related to us through stock ownership,

3. you are not a bank whose receipt of interest on an exchange note is pursuant to a loan agreement entered into in the ordinary course of business, and

4. the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

(a) you have furnished to the U.S. payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

(b) in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person,

(c) the U.S. payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form or statement) from a person claiming to be a (1) withholding foreign partnership, (2) qualified intermediary, or (3) securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, and such person is permitted to certify under U.S. Treasury regulations, and does certify, either that it assumes primary withholding tax responsibility with respect to the interest payment or has received an Internal Revenue Service Form W-8BEN (or acceptable substitute form) from you or from other holders of exchange notes on whose behalf it is receiving payment, or

(d) the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations.

•	If you cannot satisfy the requirements described above, payments of interest made to you on the exchange notes will be subject to the 28% U.S. federal withholding tax, unless you provide us either with (1) a properly executed Internal Revenue Service Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of an applicable tax treaty or (2) a properly executed Internal Revenue Service Form W-8ECI (or successor form) stating that interest paid on the exchange notes is not subject to withholding tax because the interest is effectively connected with your conduct of a trade or business in the United States (and, generally in the case of an applicable tax treaty, attributable to your permanent establishment in the United States).

•	Generally, no deduction for any United States federal withholding tax will be made from any principal payments or from gain that you realize on the sale, exchange or other disposition of your exchange note. In addition, a Non-U.S. Holder of an exchange note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such note, unless: (1) that gain or income is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder or (2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met. If you are described in clause (1), see “— Income or Gain Effectively Connected with a U.S. Trade or Business” below. If you are described in clause (2), any gain realized from the sale, redemption, exchange, retirement or other taxable disposition of the exchange notes will be subject to U.S. federal income tax at a 30% rate (or lower applicable treaty rate), which may be offset by certain losses.

Further, generally, an exchange note held by an individual who at death is not a citizen or resident of the United States should not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death and

•	the income on the exchange note would not have been, if received at the time of death, effectively connected with a United States trade or business of the decedent.

Income or Gain Effectively Connected with a U.S. Trade or Business

If any interest on the exchange notes or gain from the sale, redemption, exchange, retirement or other taxable disposition of the exchange notes is effectively connected with a U.S. trade of business conducted by you (and, generally in the case of an applicable tax treaty, attributable to your permanent establishment in the United States), then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to U.S. withholding tax if certain certification requirements are satisfied. You can generally meet these certification requirements by providing a properly executed Internal Revenue Service Form W-8ECI or appropriate substitute form to us, or our paying agent. If you are a corporation, the portion of your earnings and profits that is effectively connected with your U.S. trade of business (and, generally in the case of an applicable tax treaty, attributable to your permanent establishment in the United States) may be subject to an additional “branch profits tax” at a 30% rate, although an applicable tax treaty may provide for a lower rate.

Backup Withholding and Information Reporting

Generally, information returns will be filed with the United States Internal Revenue Service in connection with payments on the exchange notes and proceeds from the sale or other disposition of the exchange notes. You may be subject to backup withholding tax on these payments unless you comply with certain certification procedures to establish that you are not a United States person. The certification procedures required to claim an exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

ERISA CONSIDERATIONS

The following summary regarding certain aspects of ERISA is based on the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code, judicial decisions, and the U.S. Department of Labor and Internal Revenue Service regulations and rulings that are in existence on the date hereof. This summary is general in nature and does not address every issue pertaining to ERISA that may be applicable to the issuer, the exchange notes or a particular investor. Accordingly, each prospective investor should consult with its own counsel in order to understand the ERISA-related issues that affect or may affect the prospective investor with respect to this investment. Furthermore, the issuance of the exchange notes is not a representation by the issuer that an investment in the exchange notes meets all legal requirements applicable to investments by Benefit Plan Investors, Governmental Plans, Church Plans or non-U.S. plans or that such an investment is appropriate for any particular Benefit Plan Investor, Governmental Plan, Church Plan or non-U.S. plan.

Certain requirements apply to plans that are subject to Title I of ERISA or Section 4975 of the Code (“Plans”), and to those persons who are “fiduciaries” or “parties in interest” with respect to Plans. In considering an investment of the assets of a Plan in the exchange notes, a fiduciary must, among other things, discharge its duties solely in the interest of the participants of such plan and their beneficiaries and for the exclusive purpose of providing benefits to such participants and beneficiaries and defraying reasonable expenses of administering the plan. A fiduciary must act with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. The fiduciary must diversify the investments of a Plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, as well as discharge its duties in accordance with the documents and instruments governing the Plan insofar as such documents and instruments are consistent with the provisions of ERISA.

In addition, Sections 406 and 407 of ERISA and Section 4975 of the Code prohibit certain transactions that involve a Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Code with respect to such Plan unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. Examples of prohibited transactions include, but are not limited to, (i) the direct or indirect extension of credit to a party in interest or a disqualified person, (ii) the sale or exchange of any property (such as the exchange notes) between a Plan and a party in interest or a disqualified person or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any Plan assets. Such parties in interest or disqualified persons could include, without limitation, the issuer, the underwriters or any of their respective affiliates. Depending on the satisfaction of certain conditions which may include the identity of the Plan fiduciary making the decision to acquire or hold the exchange notes on behalf of a Plan, exemptions such as Section 408(b)(17) of ERISA, Section 4975(d)(20) of the Code or the U.S. Department of Labor Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts, PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by an insurance company pooled separate accounts) or PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the “Class Exemptions”) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, there can be no assurance that any of these Class Exemptions or any other exemption will be available with respect to any particular transaction involving the exchange notes.

Although a governmental plan (as defined in Section 3(32) of ERISA) (a “Governmental Plan”), a church plan (as defined in Section 3(33) of ERISA that has not made an election under section 410(d) of the Code) (a “Church Plan”) or a non-U.S. plan is not subject to ERISA or Section 4975 of the Code, it may be subject to other federal, state, local or non-U.S. laws, which regulate its investments (“Similar Law”).

Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee of an exchange note will be deemed to have represented and warranted that (i)(a) you are not (1) an employee benefit plan subject to Part 4 of Subtitle B of Title I of ERISA, (2) a plan to which Section 4975 of the Code applies, (3) an entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (each of (1), (2) and (3), a “Benefit Plan Investor”), (4) a Governmental Plan, (5) a Church Plan, or (6) a non-U.S. plan, (b)(1) you are a Benefit

Plan Investor acquiring the exchange notes in reliance on the availability of a prohibited transaction exemption contained in ERISA or the Code, or granted by the U.S. Department of Labor, under circumstances such that the exemption is applicable to the purchase and holding of the exchange notes and (2) the purchase and holding of the exchange notes will not result in a non-exempt prohibited transaction under Section 406(b) of ERISA or Section 4975(C)(1)(E) or (F) of the Code, or (c)(1) you are a Governmental Plan, a Church Plan or a non-U.S. plan and (2) the purchase and holding of the exchange notes will not result in a violation of Similar Law that prohibits or imposes an excise or penalty tax on the purchase or holding of exchange notes and (ii) you will promptly notify the issuer if, at any time, you are no longer able to make the representations contained in clause (i) above. Any purported transfer of an exchange note to a transferee that does not comply with the foregoing requirements shall be null and void ab initio.

This summary of certain ERISA considerations is for general information only and is not legal or tax advice. Any fiduciary considering exchanging outstanding notes for exchange notes or purchasing exchange notes on behalf of a Plan is urged to consult with experienced legal counsel regarding the applicability of any exemption from the prohibited transaction rules and whether the exchange notes would be an appropriate investment for the Plan under the terms of the Plan, ERISA and the Code. Any fiduciary considering exchanging outstanding notes for exchange notes or purchasing exchange notes on behalf of a Governmental Plan, Church Plan or non-U.S. plan is urged to consult with experienced legal counsel regarding the requirements of any Similar Law that would otherwise prohibit the purchase and holding of the exchange notes.

PLAN OF DISTRIBUTION

Except as discussed below, a broker-dealer may not participate in the exchange offer in connection with a distribution of the exchange notes. Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received for its own account in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices, or negotiated prices. Any resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes. Any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and expenses of counsel for the holders of the exchange notes and will indemnify the holders of the exchange notes, including any broker-dealers, against some liabilities, including some liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes offered hereby will be passed upon by Jones Day.

EXPERTS

The consolidated financial statements of PolyOne Corporation as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 and the schedule for the years ended December 31, 2005, 2006 and 2007 appearing in PolyOne Corporation’s Current Report on Form 8-K dated May 20, 2008 and the effectiveness of PolyOne Corporation’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference which, for the report on the consolidated financial statements as to the years 2005 and 2006 is based in part on the reports of KPMG LLP, independent registered public accounting firm. The financial statements of SunBelt Chlor Alkali Partnership as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 included in PolyOne Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements of PolyOne Corporation and financial statements of SunBelt Chlor Alkali Partnership are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Oxy Vinyls, LP as of June 30, 2007 and December 31, 2006 and for the six months ended June 30, 2007 and each of the years in the two-year period ended December 31, 2006 have been incorporated by reference herein and in the prospectus in reliance upon the report of KPMG, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. These SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

Incorporation by Reference

The SEC allows us to “incorporate by reference” the documents that we file with the SEC. This means that we can disclose information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus. Some information we file with the SEC after the date of this prospectus and until this exchange offer is completed will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this exchange offer is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008; and

•	Current Reports on Form 8-K filed with the SEC on January 3, 2008, March 7, 2008, April 8, 2008, April 11, 2008, May 7, 2008 (Item 5.02), May 16, 2008 and May 20, 2008.

We will not, however, incorporate by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such reports.

Upon request, we will provide to each person to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus. This information is also available on the investor relations page of our web site at www.polyone.com. Except for documents incorporated by reference into this prospectus, information included on or available through our web site does not constitute a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at PolyOne Corporation, 33587 Walker Road, Avon Lake, Ohio 44012, Attention: Secretary, telephone number: (440) 930-1000.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date hereof only. Our business, financial condition, results of operations and prospects may change after that date.

$80,000,000

PolyOne Corporation

8.875% Senior Notes due 2012

PROSPECTUS

June 4, 2008